82-4114

EVERGREEN FORESTS LIMITED

02015047

11 January 2002

02 FEB 12 AM 9:23

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Evergreen Forests Limited [82 - 4114]

Dear Sir

Please find enclosed a copy of the following documents.

- Letter to NZSE regarding the issuance of Convertible Redeemable Preference Shares (CRPS)
- Letter to Shareholders regarding the loans to employees to purchase the CRPS's
- Notices relating to the buyback of ordinary shares

Please do not hesitate to contact us, if you require further information or have any queries.

Yours faithfully
EVERGREEN FORESTS LIMITED

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Gregory K. Parker
Treasurer & Company Secretary
E-mail gkp@evergreen.co.nz

CC: Paul Martin
Bankers Trust Company

Scott Ziegler
Ziegler, Ziegler & Altman

Ref: S80.01/Ltr to SEC 02-01-11.doc

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

EVERGREEN FORESTS LIMITED

10 January 2002

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

Australian Stock Exchange
Exchange Centre
20 Bond Street
NSW 2000
AUSTRALIA

RE: ISSUE OF SHARES BY EVERGREEN FORESTS LIMITED

Pursuant to Rule 7.12.1 of the Listing Rules, we are pleased to provide the following information in relation to the issue of convertible redeemable preference shares in Evergreen Forests Limited.

Class of security:	Convertible Redeemable Preference Shares
ISIN number:	N/A (not to be listed)
Number of securities issued:	1,390,000
Nominal value:	n/a
Issue Price:	$0.77
Payment Method:	Cash in full payment
Percentage of total class issued:	100%
Reason for issue:	Employee share scheme
Authority for the issue:	Issued pursuant to the constitution of the company, and pursuant to a resolution of shareholders passed at the annual meeting of the company on 9 November 2001

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

Total number of fully paid convertible redeemable preference shares in existence after issue:	1,390,000
Date allotted:	8 January 2001

If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

EVERGREEN
FORESTS
LIMITED

DEAR SHAREHOLDERS:

Your Board wishes to advise you in accordance with section 80(1)(b) of the Companies Act 1993 that on 20 December 2001 it provided a loan package to the Chairman of the Board and to each of the employees of the company to enable them to subscribe for convertible redeemable preference shares ("**CRPS**") in the company in accordance with the resolution of shareholders passed at the company's annual meeting on 9 November 2001.

Loans totalling $1,070,300.00 were provided to the Chairman, Peter Wilson, and the following employees of the company: Mark Bogle (Chief Executive), David Sayer (General Manager), Greg Parker (Treasurer/Company Secretary), Vivek Singh (Chief Financial Officer), David Paul (Resource Forester), Simon Chisholm (Woodflow Controller), Errol Caron (Financial Accountant), Kaye Lord (Office Administrator), Magdelana Mulyana (Accounts Assistant).

The proceeds of the loans were used to subscribe for a total of 1,390,000 CRPSs. The loans to each participant are interest free and are repayable on the redemption or conversion of the CRPSs in accordance with the terms set out in the prospectus relating to the CRPSs. The loans are secured by way of a mortgage against the CRPSs.

DATED: 7 January 2002

SIGNED:

EVERGREEN FORESTS LIMITED
by:

Greg Parker
Treasurer/Company Secretary

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	**December 21, 2001**	**Time:**	**16:18**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470 0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

21 December 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 21/12/2001 of 10,000 ordinary shares (being 0.0071% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 628,207 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

FAXED

Fax Sheet

Date:	**December 13, 2001**	**Time:**	**18:27**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

13 December 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 13/12/2001 of 2,000 ordinary shares (being 0.0014% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 618,207 are held as Treasury Stock.

(signature)
(pl Greg Parker)

FAXED

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**December 12, 2001**	**Time:**	**16:37**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

12 December 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 12/12/2001 of 3,000 ordinary shares (being 0.0021% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 616,207 are held as Treasury Stock.

pp Greg Parker

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

FAXED

Fax Sheet

Date:	**December 12, 2001**	**Time:**	**14:54**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

12 December 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 11/12/2001 of 10,000 ordinary shares (being 0.0071% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 613,207 are held as Treasury Stock.

pp Greg Parker

FAXED

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**November 28, 2001**	**Time:**	**16:48**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

28 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 28/11/2001 of 1,000 ordinary shares (being 0.0007% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 603,207 are held as Treasury Stock.

pp Greg Parker

FAXED

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	November 27, 2001	**Time:**	16:41
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470 0061 2 9347 0005	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

27 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 27/11/2001 of 250 ordinary shares (being 0.0002% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 602,207 are held as Treasury Stock.

pp Greg Parker

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

FAXED

Fax Sheet

Date:	**November 26, 2001**	**Time:**	**16:28**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

26 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 26/11/2001 of 3,500 ordinary shares (being 0.0025% of the ordinary shares) at $0.5469 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 601,957 are held as Treasury Stock.

pp Greg Parker

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited
Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**November 23, 2001**	**Time:**	**16:42**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

23 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 23/11/2001 of 12,000 ordinary shares (being 0.0085% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 598,457 are held as Treasury Stock.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	November 22, 2001	**Time:**	16:50
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

22 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 22/11/2001 of 7,600 ordinary shares (being 0.0054% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 586,457 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**November 21, 2001**	**Time:**	**17:40**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

21 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 21/11/2001 of 9,000 ordinary shares (being 0.0064% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 578,857 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Australian Stock Exchange
[redacted]

Fax Sheet

Date:	November 20, 2001	**Time:**	18:02
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470 0061 2 9347 0005	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

20 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 20/11/2001 of 11,000 ordinary shares (being 0.0078% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 569,857 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	November 19, 2001	**Time:**	18:03
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470 0061 2 9347 0005	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

19 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 19/11/2001 of 53,700 ordinary shares (being 0.0009% of the ordinary shares) at $0.5505 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 558,857 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	November 19, 2001	**Time:**	09:56
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470 0061 2 9347 0005	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

19 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 16/11/2001 of 1,300 ordinary shares (being 0.0009% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 505,157 are held as Treasury Stock.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date: November 15, 2001

Time:

To: Market Information Services
New Zealand Stock Exchange

From: Greg Parker
Treasurer

Cc: Australian Stock Exchange

E-Mail: gkp@evergreen.co.nz

City/Country:

City/Country: Auckland, New Zealand

Fax #: 04 473 1470
0061 2 9347 0005

Number of pages *(including this sheet)* 1

**If you do not receive all pages or any of them are poor quality,
please advise by phone or fax as soon as possible**

---

15 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 15/11/2001 of 8,700 ordinary shares (being 0.0062% of the ordinary shares) at $0.5369 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 503,857 are held as Treasury Stock.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	**November 12, 2001**	**Time:**	**16:14**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

12 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 12/11/2001 of 25,000 ordinary shares (being 0.0178% of the ordinary shares) at $0.52 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 495,157 are held as Treasury Stock.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	**November 12, 2001**	**Time:**	**09:29**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

12 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 9/11/2001 of 20,000 ordinary shares (being 0.0142% of the ordinary shares) at $0.53 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 470,157 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

ASB Bank Centre
135 Albert Street
PO Box 6540
Wellesley Street
Auckland 1001, New Zealand

Telephone No. (NZ) (09) 307 3240
International (649) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (649) 307 3247
Web Page: http://www.evergreen.co.nz

[redacted]

Fax Sheet

Date:	November 9, 2001	**Time:**	13:16
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470 0061 2 9347 0005	**Number of pages** *(including this sheet)*	4

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

Please find attached the Chairman's Address to the Annual Meeting of Shareholders on 9 November 2001.

EVERGREEN FORESTS LIMITED

Chairman's Address to AGM

Our Annual Report publication is our means of communicating with our stakeholders in an expanded way and I trust the additional commentary provided is of interest as well as being informative. The report document has a wide circulation and is well received by industry and investor interests both here in New Zealand and offshore.

Analysts who look to better understand longer term value trends do look back to establish some guidelines for the future. While it would be reasonable to ponder the relevance of such analysis given the considerable volatility in International markets over the last few years and particularly the last few months, it does give some comfort to investors in renewable resources in this beginning to the 21st century.

The US is the major price and investment driver for the forest industry. A recent analysis of US Forest Service data stated again the fact that over the last century real timber prices exceeded the real price per share yield on the S&P 500. It went on to state, and I quote- "The world has little patience and immodest expectations – Investors greatly prefer the fast growing weeds of the "new economy" to the "great oaks" of yesteryear".

As investors in the New Zealand Forest industry we can observe that returns in the last 10 years have been poor and the sector generally has not met investor expectations. That is so, but the importance of the industry to New Zealand and the opportunity to realise gains through investment in sustainable forest product production remains sound. . While some of the significant influencing factors may be outside of our direct control, on balance we remain confident of delivering a worthwhile result to our shareholders.

Our operating result for last year was on budget. The trading environment did get harder in the second six months but we met our objectives. We were concerned to have a write down on our investment in Nuhaka Forest Fund, however having adjusted for that change in value the net profit of $5.044m is good result and compares very well in the sector.

Your Board is also pleased to have concluded a share placement and buy back of convertible notes. The ten-year convertible notes carry a right to convert to ordinary shares at 55c per share on the accrued value through to 2009. We have therefore reduced the number of ordinary shares to be issued at that price and have undertaken this buy back at the accrued value excluding any option value. This strengthens our balance sheet through increased equity and reduces accruing interest costs on the notes. We will continue to seek opportunities to structure our debt to match anticipated cash flows and preserve flexibility in harvest planning.

Growth remains an objective but we are constrained when the appraised asset value is considerably higher than the price set by the market. Your Board takes the view that a

pre tax unleveraged real return of 9%(implicit in the external valuation) is an attractive return on long-term resource investments and that the discount to appraised value is excessive. Major transaction evidence supports this contention.

Looking ahead we see trading confidence returning and increasing interest in product from major emerging markets such as China where New Zealand exports to that market have increased significantly this year. We also see the NZ Industry being more focused on maintaining a sustainable quality image for Radiata in international markets. Government and Local Authorities are more cognisant of the role they need to play in ensuring infrastructure development in rural areas and there are positive indications that there is a resurgence of understanding in the significance of agri-based industry to the country.

In this environment we have the capacity to increase our harvest volumes and the year to date performance is consistent with that. First quarter revenue for Evergreen forests is up 61% on an 86% increase in harvest volumes. Shareholders will note that the consequence of increased harvest volumes is improved profitability and while the market for NZ Forest products will determine the extent of profit improvement, it is notable that we now have the capacity to significantly increase production and profit.
We must note however that market conditions have been impacted since September 11th and we are seeing some softening in prices.

We commence our debt repayment programme this year and we plan to maintain a modest debt reduction programme with the intention of further improving our debt ratio over time. Given present market conditions, your Board would not see further acquisitions being financed by debt.

As I indicated last year we do see that growth will deliver increased economies of scale. Scale is a factor in delivering better recognition for the Company and we would hope, improved liquidity in our stock. The task for your Board is to achieve those goals while preserving current shareholder investment value.

We continue to investigate Joint Venture opportunities and service provision in forest management and marketing. These opportunities are as much about relationships and investor compatibility as potential yields and we have made very good progress in developing investment strategies with potential off shore investment partners. This Company can expect to extend its forest management and marketing activities in this way and thereby develop additional income streams with modest capital investment. We also see that we have a role in encouraging investment in debarking and log chip facilities where these will deliver improved yields. We continue in our efforts to develop niche markets and support improved technical expertise in the use of New Zealand radiata pine.

Shareholders have been informed of our planned share buy back programme. Having given careful consideration as how best to enable those shareholders who wished to receive a distribution do so in a tax efficient way, your Board decided to instigate a buy back programme which would also represent good value for the Company given the present price/ value disparity.

The Company has made purchases of 450,517 shares at an average cost of 50c in the period from 31st August to 8th November. The Board will review distribution options again next year when the results for the current year can be better assessed.

I will now ask Mark Bogle to address you.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	**November 7, 2001**	**Time:**	**17:24**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

7 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 7/11/2001 of 4,000 ordinary shares (being 0.0028% of the ordinary shares) at $0.50 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 450,157 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	**November 7, 2001**	**Time:**	**09:12**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

7 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 6/11/2001 of 15,000 ordinary shares (being 0.0107% of the ordinary shares) at $0.51 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 446,157 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	November 5, 2001	**Time:**	17:52
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

5 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 5/11/2001 of 16,000 ordinary shares (being 0.0114% of the ordinary shares) at $0.5063 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 431,157 are held as Treasury Stock.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	November 2, 2001	**Time:**	09:07
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

2 November 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised that on 24 October 2001 as part of the on-market buyback it purchased 2,667 ordinary shares (0.0019% of the ordinary shares) at $0.50. The total Treasury Stock held on 25 October was 355,157 ordinary shares.

Evergreen Forests Limited also advises that the on market buy back on 1 November 2001 of 5,000 ordinary shares (0.0036% of the ordinary shares) at $0.51 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 415,157 are held as Treasury Stock.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	October 30, 2001	**Time:**	17:30
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470 0061 2 9347 0005	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

30 October 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 30/10/2001 of 25,000 ordinary shares (being 0.0178% of the ordinary shares) at $0.508 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 410,157 are held as Treasury Stock.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	**October 29, 2001**	**Time:**	**15:46**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

29 October 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 29/10/2001 of 30,000 ordinary shares (being 0.0213% of the ordinary shares) at $0.5033 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 385,157 are held as Treasury Stock.

Evergreen Forests Limited
Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand
Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

02 FEB 12

[redacted]

Fax Sheet

Date:	October 23, 2001	**Time:**	16:39
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470 0061 2 9347 0005	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

23 October 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 23/10/2001 of 4,233 ordinary shares (being 0.0030% of the ordinary shares) at $0.4929 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 352,490 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	**October 19, 2001**	**Time:**	**17:03**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

19 October 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 19/10/2001 of 500 ordinary shares (being 0.0004% of the ordinary shares) at $0.50 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 348,257 are held as Treasury Stock.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

[redacted]

Fax Sheet

Date:	October 18, 2001	**Time:**	16:33
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

18 October 2001

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 18/10/2001 of 29,757 ordinary shares (being 0.0211% of the ordinary shares) at $0.4993 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 140,734,732 of which 347,757 are held as Treasury Stock.